NO ACT

PE
12-28-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



February 22, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/22/2008

Re: Wells Fargo & Company
Incoming letter dated December 28, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 28, 2007 concerning the shareholder proposal submitted to Wells Fargo by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 28, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 97808-00020

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of Central Laborers' Pension, Welfare & Annuity Funds*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wells Fargo & Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company (the "Board") and its Audit Committee establish the following policies and procedures for the Company's relationship with external credit rating agencies:

1. "That the Audit Committee shall be responsible for selecting, monitoring, compensating, and replacing as necessary, the external credit rating agencies which the Company engages;

2. That the Company shall not employ any individual within one year of that individual being employed by a credit rating agency;

3. That no employee of the Company may solicit or accept gifts or services from any credit rating agency with which the Company has or may have a relationship;

4. That the Audit Committee should not approve the retention of any credit rating agency when that agency has been retained to rate a product or service that was previously rated by another agency; i.e., so-called 'rating shopping';

5. That the Audit Committee should disclose on an annual basis in the manner it determines is most cost-effective any and all services provided to the Company by any external credit rating agencies and the fees paid by the Company for those services; and

6. That the Audit Committee should annually conduct internal audits to determine that the Company is complying with these policies and procedures."

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7), which allows for omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The 1998 Release articulated two central considerations that underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as the hiring, promotion and termination of employees." The Commission stated that the second consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See also Grimes v. Centerior Energy Corp.*, 909 F.2d 529, 531 (D.C. Cir. 1990) ("management cannot exercise its specialized talents effectively if corporate investors assert the power to dictate the minutia of daily business decisions") (*citing Med. Comm. for Human Rights v. SEC,* 432 F.2d 659, 679 (D.C. Cir. 1970), *vacated as moot*, 404 U.S. 403 (1972)).

1. *The Proposal Involves Ordinary Business Matters Because It Relates to the Termination, Hiring or Promotion of Employees.*

The second prong of the Proposal requests that the Board and its Audit Committee establish a policy that "[t]he Company shall not employ any individual within one year of that individual being employed by a credit rating agency." This type of broad proscription, which would be applicable regardless of the position in which the Company might propose to employ a person, implicates the type of fundamental and complex matters that are improper for stockholder proposals because it involves tasks that are fundamental to management's ability to run a company on a day-to-day basis and delves too deeply into the complex day-to-day operations of a company. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) concurring that stockholder proposals addressing the hiring and qualifications of employees constitute ordinary business matters.

In *United Technologies* (avail. Feb. 19, 1993), the Staff explained that "[a]s a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, *employee hiring and firing,* conditions of the employment and employee training and motivation" (emphasis added). The Commission reaffirmed this position in the 1998 Release, which cited "the management of the workforce, such as the *hiring, promotion, and termination of employees*, decisions on production quality and quantity, and the retention of suppliers" as examples of proposals that are excludable under the ordinary business exception (emphasis added). In accordance with that view, the Staff consistently has determined that stockholder proposals relating to the termination, hiring or promotion of employees are properly excludable from proxy materials in reliance on Rule 14a-8(i)(7) and its predecessor.

For example, in *Norfolk Southern Corp.* (avail. Feb. 1, 2001), the Staff concurred that the company could exclude a proposal urging the board to commence a search for experts possessing specified characteristics, with the objective of replacing the current management team. The Staff concurred that the proposal implicated ordinary business matters because it related to "the termination, hiring, or promotion of employees." Similarly, in *Health Management Associates, Inc.* (avail. Nov. 2, 1999), a proposal would have required, among other things, that all directors of nursing and key nursing department heads employed by the company's hospitals have a minimum of a Bachelors Degree in Nursing. In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that the proposal related to "employee qualifications." *See also Capital One Financial Corp.* (avail. Feb. 3, 2005) (Staff concurred that a proposal instructing the company to issue a statement that provided information relating to the elimination of jobs and/or relocation of U.S.-based jobs to foreign countries, as well as any planned job cuts or offshore relocation activities could be excluded as ordinary business because it related to "management of the workforce"); *General Electric Co.* (avail. Feb. 3, 2005) (same); *The Walt Disney Co.* (avail. Dec. 16, 2002) (Staff concurred that a proposal to remove the company's chairman, chief executive officer and other management personnel and hire a particular individual as chief executive officer could be excluded as ordinary business because it related to "the termination, hiring, or promotion of employees"); *Wachovia Corp.* (avail. Feb. 17, 2002) (Staff concurred that a proposal instructing the board to "seek and hire" a new chief executive officer could be excluded as ordinary business because it related to "the termination, hiring, or promotion of employees").

The second prong of the Proposal broadly relates to all hiring decisions by the Company – that the Company not employ any person in any capacity based on where the candidate might have worked in the past year. By thus seeking to restrict the Company's activities in one of the most fundamental and ordinary course aspects of its business, the Proposal clearly is excludable under Rule 14a-8(i)(7).

2. The Proposal Involves Ordinary Business Matters Because It Relates to the Process and Standards Used by the Company to Select Its Suppliers.

The first prong of the Proposal requests that "[t]he Audit Committee shall be responsible for selecting, monitoring, compensating, and replacing as necessary, the external credit rating agencies which the Company engages." Further, the fourth prong of the Proposal requests that the Board and its Audit Committee establish a policy that "[t]he Audit Committee should not approve the retention of any credit rating agency when that agency has been retained to rate a product or service that was previously rated by another agency; i.e., so-called 'rating shopping.'" By seeking to dictate specific processes and standards applied in selecting suppliers, these requests likewise implicate the type of fundamental and complex matters that are not proper for stockholder proposals. These two elements of the Proposal do not raise any significant policy issues; they instead involve tasks that are fundamental to management's ability to run a company on a day-to-day basis. In addition, they delve too deeply into the complex day-to-day operations of the Company.

A. The Proposal Involves Ordinary Business Matters Because It Relates to the Process the Company Uses to Select Its Suppliers.

The first prong of the Proposal requests that "[t]he Audit Committee shall be responsible for selecting, monitoring, compensating, and replacing as necessary, the external credit rating agencies which the Company engages." The Staff has consistently affirmed its position that proposals that seek to control the selection of a company's independent auditors by dictating selection methods are excludable under Rule 14a-8(i)(7) as relating to ordinary business operations.

The language of the first prong of the Proposal parallels language used to describe audit committees' role with respect to the selection and engagement of independent auditors. However, even at a time when the Staff viewed the standards for independence of auditors to implicate significant policy issues, the Staff has viewed decisions as to the manner of selecting auditors as an ordinary business matter. For example, in *Rite-Aid Corp.* (avail. Mar. 31, 2006), the Staff concurred that the company could exclude a proposal requesting that the board initiate processes to amend the company's governance documents to require that the board present the appointment of independent auditors for stockholder ratification or rejection at annual meetings. The Staff noted that the proposal implicated the company's ordinary business operations ("i.e., the method of selecting independent auditors"). *See also The Charles Schwab Corp.* (avail. Feb. 23, 2005) (proposal requesting that the board adopt a policy that the company's independent auditor be submitted for stockholder ratification was excludable as relating to ordinary business operations ("i.e., the method of selecting independent auditors")); *Kimberly-Clark Corp.* (avail. Dec. 21, 2004) (proposal requesting that the board take the necessary steps to ensure that the company will rotate its auditing firm every five years could be excluded as relating to the company's ordinary business operations ("i.e., the method of selecting independent auditors")).

Thus, just as these proposals each seek to prescribe a specific process for selecting and engaging an organization that supplies services to the company, the Proposal seeks to control the method by which the Company selects the credit rating agencies that it will engage and therefore is excludable under Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Relates to the Standards the Company Uses to Select Its Suppliers.

As noted above, the fourth prong of the Proposal requests that the Board and its Audit Committee establish a policy that "[t]he Audit Committee should not approve the retention of any credit rating agency when that agency has been retained to rate a product or service that was previously rated by another agency; i.e., so-called 'rating shopping.'" The Staff has been clear in expressing its view that retention of suppliers, and the standards used to select suppliers generally, are considered part of the ordinary business of a company.

For example, the 1998 Release specifically notes that "retention of suppliers" is an example of a task "fundamental to management's ability to run a company on a day-to-day basis." In *International Business Machines Corp.* (avail. Dec. 29, 2006), the Staff concurred that the company could exclude a proposal requesting that it "update the competitive evaluation process to only accept late quotes from a supplier if the supplier provides documented proof of a situation that only the late supplier experienced and that the situation was unforeseen and not preventable" as relating to the company's ordinary business operations ("i.e., decisions relating to supplier relationships"). *See also Wal-Mart Stores, Inc.* (avail. Apr. 10, 1991) (Staff concurred that a proposal recommending that the board establish a program to provide information on the company's equal employment opportunity and affirmation action efforts to its stockholders and suppliers was excludable because it, in part, involved "the [c]ompany's practices and policies for selecting suppliers of goods and services").

Further, the standard set forth by the Proponent (whether the credit rating agency has been retained to rate a product or service that was previously rated by another agency) does not implicate a significant policy issue. It is common practice in the market to have an investment product rated by more than one credit rating agencies: some investors will not invest in a product if it has not been rated by two or more rating agencies, and the practice of obtaining multiple ratings on a security is in fact recognized under SEC rules. *See, e.g.*, Temporary Rule 206(3)-3T under the Investment Adviser's Act (defining "investment grade debt security" to mean "a non-convertible debt security that, at the time of sale, is rated in one of the four highest rating categories of at least two nationally recognized statistical rating organizations"); Instruction I.B.2. to Form S-3 (defining "investment grade security" as one that has achieved a specified rating category by "at least one" rating agency).

The Staff consistently has applied the ordinary business exception to stockholder proposals that implicate the process a company follows to select its suppliers, as well as the standards used by a company to select its suppliers. The Proposal is excludable on both of these bases because it attempts to control the process the Company engages in when selecting its external credit rating agencies (by placing responsibility for selection under the control of the Audit Committee) and because it attempts to dictate the criteria that the Company must use when selecting an external credit rating agency (by disallowing retention of any agency where the product or service to be rated was previously rated by another agency).

3. Regardless of Whether the Proposal Touches upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Also Distinctly Addresses Ordinary Business Matters.

The well-established precedent set forth above demonstrates that the Proposal addresses in part ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). *See Intel Corp.* (avail. March 18, 1999) ("There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(7), as relating, *in part*, to Intel's ordinary business operations...") (emphasis added). The Staff consistently has concurred that a stockholder proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that the company could exclude a proposal requesting that it: (i) discontinue an accounting technique; (ii) not use funds from the company's pension trust to determine executive compensation; and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters - *i.e.*, the choice of accounting methods. Similarly, in *Genetronics Biomedical Corp.* (avail. Apr. 4, 2003), in reviewing a stockholder proposal requesting that the company adopt a specified policy to address potential conflicts of interest, the Staff stated, "[w]e note that the proposal appears to include matters relating to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Genetronics omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Capital One Financial Corp.* (avail. Feb. 3, 2005) and *General Electric Co.* (avail. Feb. 3, 2005) (proposals addressing off-shore relocation of jobs excludable under Rule 14a-8(i)(7) when it also addressed management of the workforce); *Medallion Financial Corp.* (avail. May 11, 2004) (proposal excludable when it related to both extraordinary and non-extraordinary transactions); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Under these precedent, when even one prong of a stockholder proposal implicates ordinary business matters, it is not necessary to consider whether other aspects of the proposal raise significant policy issues. Thus, regardless of whether other aspects of the Proposal implicate significant policy issues, under well-established precedent, the entire Proposal may be excluded because – as analyzed above – it also addresses ordinary business matters under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(7). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or Robert J. Kaukol, Senior Counsel with the Company's Law Department, at (303) 863-2731.

Sincerely,



Ronald O. Mueller

ROM/ksb
Enclosures

cc: Robert J. Kaukol, Wells Fargo & Company
Jennifer O'Dell, Assistant Director, Laborers' International Union of North America Corporate Governance Project, on behalf of Central Laborers' Pension, Welfare & Annuity Funds

100361332_3.DOC

EXHIBIT A


CENTRAL LABORERS'

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

Sent Via Fax (612) 667-6082

November 9, 2007

Ms. Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

Dear Ms. Holschuh,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wells Fargo & Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 14,991 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry McAnarney
Executive Director

C: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Wells Fargo & Company ("Company") request that the Board of Directors and its Audit Committee establish the following policies and procedures for the Company's relationship with external credit rating agencies:

1. That the Audit Committee shall be responsible for selecting, monitoring, compensating, and replacing as necessary, the external credit rating agencies which the Company engages;

2. That the Company shall not employ any individual within one year of that individual being employed by a credit rating agency:

3. That no employee of the Company may solicit or accept gifts or services from any credit rating agency with which the Company has or may have a relationship;

4. That the Audit Committee should not approve the retention of any credit rating agency when that agency has been retained to rate a product or service that was previously rated by another agency; i.e., so-called "rating shopping;"

5. That the Audit Committee should disclose on an annual basis in the manner it determines is most cost-effective any and all services provided to the Company by any external credit rating agencies and the fees paid by the Company for those services; and

6. That the Audit Committee should annually conduct internal audits to determine that the Company is complying with these policies and procedures.

Supporting Statement:

The Company and its shareholders have significant exposure as a result of the subprime mortgage crisis. A recent article on *Forbes.com* entitled "Wells Fargo Sees Subprime Storm Ahead," (Oct. 16, 2007) observed:

> A stubborn subprime cloud continues to hang over America's mortgage lenders.
>
> . . . .

The mortgage business, which comprises about 20% of Wells Fargo's operations, was rocked by the subprime crisis. Wells Fargo took a $490 million hit in mortgage writedowns.

In addition, the bank's credit loss provisions surged 46% to $892 million in the period.

In "How Ratings Firms' Calls Fueled Subprime Mess," (August 15, 2007) the Wall Street Journal Online stated:

[P]iggybacks soon were part of a movement that transformed America's home-loan industry: a boom in "subprime" mortgages taken out by buyers with weak credit. . . .

Today that market is a mess. . . .

It was lenders that made the lenient loans, it was home buyers who sought out easy mortgages, and it was Wall Street underwriters that turned them into securities. . . .

Also helping spur the boom was a less-recognized role of the rating companies: their collaboration, behind the scenes, with the underwriters that were putting those securities together. Underwriters don't just assemble a security out of home loans and ship it off to the credit raters to see what grade it gets. Instead, they work with rating companies while designing a mortgage bond or other security, making sure it gets high-enough ratings to be marketable.

This proposal encourages the Board to ensure that our Company's activities in this area are conducted with transparency and integrity by developing policies that govern its relationship with external credit rating agencies.


usbank.
Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387, Mail Code SL-MO-T16T
St. Louis, MO 63166-0387

Sent Via Fax (612) 667-6082

November 9, 2007

Ms. Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

Dear Ms. Holschuh,

U.S. Bank holds 14,991 shares of Wells Fargo & Company common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to Wells Fargo & Company and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard
Account Manager

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 28, 2007

The proposal requests that the board of directors and the audit committee establish policies and procedures specified in the proposal related to the company's relationship with external credit rating agencies, including that the company shall not employ any individual within one year of that individual being employed by a credit rating agency.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Song Brandon
Attorney-Adviser

END